CONFIDENTIAL TREATMENT
REQUESTED BY SKYWARD SPECIALTY INSURANCE GROUP, INC.

November 14, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Tonya K. Aldave

Susan Block

Rolf Sundwall

Mark Brunhofer

Re:	Skyward Specialty Insurance Group, Inc.

Registration Statement on Form S-1

CIK No. 0001519449

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Andrew Robinson, Chief Executive Officer of Skyward Specialty Insurance Group, Inc., a Delaware corporation (“Skyward” or the “Company”), in the letter dated May 19, 2022 (the “Staff Letter”) regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 22, 2022 and subsequently filed with the Commission on November 14, 2022 (File No. 333-268326) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Employee Benefit and Equity Incentive Plans, page 126

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.

The Company previously deferred response to the Staff’s comment until the Company had an estimated offering price or range. The Company advises the Staff that it has established a price range and provides the following explanation in response to prior Comment 14.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

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Preliminary price range

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”). That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if and when issued, would be a within the range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”), before giving effect to a reverse share split that the Company plans to implement prior to effectiveness of the Registration Statement, which reflects a valuation multiple of 1.0 to 1.3 times the diluted book value of the Company of $[***] per share as of June 30, 2022. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the number of shares of common stock of the Company to be issued in connection with the IPO remains subject to change.

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company in consultation with representatives of the underwriters. Among other factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s historical performance;

•	estimates of business potential and earnings prospects for the Company;

•	recent performance of IPOs of generally comparable companies; and

•	business developments affecting the Company.

The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be at the current point in time, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. The Preliminary Price Range will be included in the preliminary prospectus, which will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Preliminary Price Range reflects the Company’s evaluation based on the valuation process undertaken to date and may be subject to further change, which may result from various factors, including but not limited to then-current market conditions, continuing discussions with representatives of the underwriters and subsequent business, market and other developments affecting the Company.

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Equity issuances

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of restricted stock and restricted stock units, to certain employees, directors and consultants.

The following table lists the common share awards granted since April 1, 2021, the only share based compensation awards the Company issued in the past 18 months prior to the IPO.

Grant date	Award type	Shares or authorized target common shares	Grant date fair value
May 18, 2021	Restricted stock units	2,788	$	[***]
June 1, 2021	Restricted stock units	2,788	$	[***]
November 5, 2021	Restricted stock units	15,873	$	[***]
February 25, 2022	Market condition awards	113,981	$	[***]
February 25, 2022	Performance condition awards	104,859	$	[***]
February 25, 2022	Restricted share and stock unit awards	550,940	$	[***]

All awards were granted by the Board with a grant date fair value per share of the Company’s common stock determined by the Company’s Board, with input from management, and contemporaneous third-party valuations.

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We engaged a third-party valuation firm to calculate the fair value of our share based compensation awards granted on February 25, 2022 in accordance with guidance in the AICPA’s Valuation of Privately-Held-Company Equity Securities Issued as Compensation - Accounting and Valuation Guide. The third-party valuation firm used 3 methods to determine the enterprise value of the Company: discounted cash flow, guideline public company and similar transactions method. We weighted the methods based on the valuation inputs for each method to arrive at our enterprise value. The weighting was 45%, 45% and 10% for discounted cash flow, guideline public company and similar transactions method, respectively. The enterprise value was allocated between the preferred and common shares using a call option model. The value attributed to the common shares was subject to a calculated discount for lack of marketability (“DLOM”) of 20% determined using 3 separate put-option models.

The grant date fair value of our share based compensation awards granted on November 5, 2021 was determined based on diluted book value per share, which represents a formula price under ASC 718-10-55-131. We validated our formula price estimates by comparing the formula price to our third-party valuations on our share based compensation awards granted in the first quarter of 2021 and 2022 to within a reasonable range.

The increase in grant date fair value between November 5, 2021 and February 25, 2022 was primarily driven by underwriting results exceeding budget by $[***] million and $[***] million for Q4 2021 QTD and 2021 YTD, respectively. These resulted in improved forecasts of underwriting results used in our discounted cash flow.

The grant date fair value of our share based compensation awards granted on February 25, 2022 was within the Preliminary Price Range as determined based on multiples of diluted book value of $[***] per share as of June 30, 2022. Further, our DLOM was 20% with input ranges from 15-25% based on the put-option models. Removing this discount would yield a fair value of $[***] per share, based on the central estimate of the DLOM, which is $[***] per share or [***]% lower than the high end of the underwriter’s range.

Comparison between Previous Valuations and Preliminary Price Range

In connection with its efforts to evaluate whether to pursue a public offering in the fourth quarter of 2022, the Company requested that representatives of the underwriters provide the Company with an estimated range of prices that would be reflected in the preliminary prospectus for the IPO. During September 2022, the Company, in consultation with the representatives of the underwriters, determined the Preliminary Price Range.

The Company believes that the primary factors contributing to the difference between the fair value of the Company’s common stock reflected in the Company’s valuations since April 1, 2021 (the “Previous Valuations”) and the Preliminary Price Range are as follows:

•	The Previous Valuations were made based on information available as of the dates of those valuations, taking into account, among other factors, the Company’s book value, evaluation of its prospects and determination of comparable companies at that time as well as prevailing market and economic conditions.

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•	Since December 2021, the Company has taken significant incremental steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, and publicly filing the Registration Statement.

•	The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in the public markets, whereas the estimated fair value of the Company’s common stock reflected in the Previous Valuations appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a DLOM, which ranged from a high of 25% to a low of 15% calculated using 3 separate put-option models.

•	The Preliminary Price Range reflects perspectives developed after receiving feedback from institutional investors in “testing the waters” meetings regarding the valuation methodologies that investors may use in evaluating an investment in the Company. The implications of these perspectives for a potential range of offering prices for the IPO were first discussed between the Company’s Board and the representatives of the underwriters on September 9, 2022 after the Previous Valuations had been performed.

In part, the difference between the Preliminary Price Range and the Previous Valuations reflects the use of a more targeted set of comparable companies and a higher associated enterprise value to revenue multiples in deriving the Preliminary Price Range than was used in the Previous Valuations. The Previous Valuations reflect standard methodologies (discussed above) applied to a relatively broad cross-section of insurance companies. This set of comparable companies had a relatively wide range of enterprise value to revenue multiples, which were measured over the trailing twelve months prior to these companies’ IPOs, and the average multiple of this larger group of companies was lower than the average current enterprise value to revenue multiples of the group of comparable companies relied upon in deriving the Preliminary Price Range. By comparison, the multiples that were the focus on the September 2022 discussions between the Company and the representatives of the underwriters, and that were influential in deriving the Preliminary Price Range, were within a narrower range and were more closely concentrated about a higher average value. These multiples were associated with companies that the Company had learned are more likely to be viewed by investors as relevant comparable companies in light of their growth rates, margins and other factors that investors may view as indicative of the Company’s future financial performance. Importantly, the selection of these comparable companies reflected not only investor feedback following “testing the waters” meetings, but also the opportunity to assess valuation methodologies and categories of comparable companies over a longer time frame of performance, and with the benefit of other factors that were not known or knowable at the time of the Previous Valuations.

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Conclusion

Based on the above discussion, the Company believes that the fair values determined by the Board for the common stock applicable to each stock option are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (858) 677-1471 or by email to patrick.omalley@us.dlapiper.com.

We and the Company appreciate the Staff’s attention to this matter.

Sincerely,

DLA PIPER LLP (US)

/s/ Patrick J. O’Malley
Patrick J. O’Malley

Enclosures:

cc:	Andrew Robinson, Chief Executive Officer

Mark Haushill, EVP and Chief Financial Officer

Leslie Shaunty, General Counsel

Skyward Specialty Insurance Group, Inc.

Patrick J. O’Malley

DLA Piper LLP (US)

Erika L. Weinberg

Latham & Watkins LLP